FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For January 13, 2003

                        Commission File Number 333-66973


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                               INDEX TO EXHIBITS

Item

1.       AerCo Limited Monthly Report to Noteholders for January 2003.

24.      Power of Attorney for AerCo Limited.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: January 13, 2003

                                               AERCO LIMITED
                                                 (Registrant)

                                               By: /s/ Pat Keating
                                                   --------------------------
                                                   Name: Pat Keating
                                                   Title: Attorney-in-Fact

                                                                         Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                                  January-03
Payment Date                           15th of each month
Convention                             Modified Following Business Day
Current Payment Date                   15-Jan-03
Current Calculation Date               9-Jan-03
Previous Payment Date                  16-Dec-02
Previous Calculation Date              10-Dec-02
===============================================================================

1. Account Activity Summary between Calculation Dates

-----------------------------------------------------------------------------------------------------------------------
                                                  Prior             Deposits         Withdrawals          Balance on
                                                 Balance                                               Calculation Date
                                                10-Dec-02                                                  9-Jan-03
-----------------------------------------------------------------------------------------------------------------------
Expense Account                                3,571,942.64       6,561,784.94      (6,118,202.13)        4,015,525.45
Collection Account                            95,616,730.38      11,178,329.59     (14,221,328.38)       92,573,731.59
Aircraft Purchase Account                                 -                  -                  -                    -

 - Liquidity Reserve cash balance             81,395,402.00                  -        (500,000.00)       80,895,402.00
-----------------------------------------------------------------------------------------------------------------------
Total                                         99,188,673.02      17,740,114.53     (20,339,530.51)       96,589,257.04
-----------------------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

-----------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                         -
Interest Income                                                                                                      -
Aircraft Purchase Payments                                                                                           -
Economic Swap Payments                                                                                               -
-----------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                  -
-----------------------------------------------------------------------------------------------------------------------


3. Analysis of Expense Account Activity

-----------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                              3,571,942.64
Transfer from Collection Account on previous Payment Date                                                 6,557,434.14
Permitted Aircraft Accrual                                                                                           -
Interim Transfer from Collection Account                                                                             -
Interest Income                                                                                               4,350.80
Balance on current Calculation Date
 - Payments on previous payment date                                                                     (4,561,209.11)
 - Interim payments
 - Other                                                                                                 (1,556,993.02)
-----------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                       4,015,525.45
-----------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

-----------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                             95,616,730.38
Collections during period                                                                                11,178,329.59
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                               (2,628,057.36)
 - Permitted Aircraft Modifications                                                                                  -
Interim Transfer to Expense Account                                                                                  -
Net Swap payments on previous Payment Date                                                               (3,929,376.78)
Aggregate Note Payments on previous Payment Date                                                         (7,663,894.24)
-----------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                      92,573,731.59
-----------------------------------------------------------------------------------------------------------------------
                                                                                                                     -
Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                         30,000,000.00
Second Collection Account Reserve                                                                        35,000,000.00
Cash Held
 - Security Deposits                                                                                     15,895,402.00
                                                                                                  ---------------------
 Liquidity Reserve Amount                                                                                80,895,402.00
                                                                                                  ---------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                         15-Jan-03
Current Calculation Date                     9-Jan-03
Previous Payment Date                        16-Dec-02
Previous Calculation Date                    10-Dec-02
===============================================================================

Balance in Collection and Expense Account                                                    96,589,257.04
Liquidity Reserve Amount                                                                    (80,895,402.00)
                                                                                      ---------------------
Available Collections                                                                        15,693,855.04
                                                                                      =====================

4. Analysis of Collection Account Activity (Continued)
-----------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)             Total Required Expense Amount                                                 5,500,000.00
(II) a)         Class A Interest but excluding Step-up                                        1,272,650.73
     b)         Swap Payments other than subordinated swap payments                           3,695,498.76
(iii)           First Collection Account top-up (Minimum liquidity reserve $30 m)            30,000,000.00
(iv)            Class A Minimum principal payment                                                        -
(v)             Class B Interest                                                                246,021.87
(vi)            Class B Minimum principal payment                                                74,943.29
(vii)           Class C Interest                                                                405,284.92
(viii)          Class C Minimum principal payment                                                        -
(ix)            Class D Interest                                                                708,333.33
(x)             Class D Minimum principal payment                                                        -
(xi)            Second collection account top-up                                             50,895,402.00
(xii)           Class A Scheduled principal                                                              -
(xiii)          Class B Scheduled principal                                                     626,589.94
(xiv)           Class C Scheduled principal                                                     492,468.78
(xv)            Class D Scheduled principal                                                              -
(xvi)           Permitted accruals for Modifications                                                     -
(xvii)          Step-up interest                                                                227,368.39
(xviii)         Class A Supplemental principal                                                2,444,695.03
(xix)           Class E Primary Interest                                                                 -
(xx)            Class B Supplemental principal                                                           -
(xxi)           Class A Outstanding Principal                                                            -
(xxii)          Class B Outstanding Principal                                                            -
(xxiii)         Class C Outstanding Principal                                                            -
(xxiv)          Class D Outstanding Principal                                                            -
(xxv)           Subordinated Swap payments                                                               -
                                                                                      ---------------------
                Total Payments with respect to Payment Date                                  96,589,257.04
                less collection Account Top Ups (iii) (b) and (xi) (b) above                 80,895,402.00
                                                                                      ---------------------
                                                                                             15,693,855.04
                                                                                      =====================
-----------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                                   15-Jan-03
Current Calculation Date                               9-Jan-03
Previous Payment Date                                  16-Dec-02
Previous Calculation Date                              10-Dec-02
===============================================================================

5. Payments on the Notes by Subclass

-----------------------------------------------------------------------------------------------------------------------------------
                                                         Subclass             Subclass             Subclass                Total
Floating Rate Notes                                        A-2                  A-3                  A-4                  Class A
-----------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                         1.42000%             1.42000%               1.42000%
Applicable Margin                                         0.3200%              0.4600%                0.5200%
Applicable Interest Rate                                 1.74000%             1.88000%               1.94000%
Day Count                                                 Act/360              Act/360                Act/360
Actual Number of Days                                          30                   30                     30
Interest Amount Payable                                178,544.30           854,905.14             239,201.28
Step-up Interest Amount Payable                          NA                 227,368.39               NA
-----------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                    178,544.30         1,082,273.53             239,201.28         1,500,019.12
-----------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                             15-Dec-05            15-Jun-02              15-May-11
Excess Amortisation Date                                17-Aug-98            15-Feb-06              15-Aug-00
-----------------------------------------------------------------------------------------------------------------------------------
Original Balance                                   290,000,000.00       565,000,000.00         235,000,000.00
Opening Outstanding Principal Balance              123,134,000.00       545,684,134.79         147,959,557.46       816,777,692.25
-----------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                      53.76%              100.00%                 79.67%
Pool Factors                                               41.34%              100.00%                 69.32%
-----------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                       -                    -                      -                    -
Scheduled Principal Payment                                     -                    -                      -                    -
Supplemental Principal Payment                       2,444,695.03                    -                      -         2,444,695.03
-----------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                  2,444,695.03                    -                      -         2,444,695.03
-----------------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                                                  -
- amount allocable to premium
-----------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance              120,689,304.97       545,684,134.79         147,959,557.46       814,332,997.22
-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                                        Subclass             Subclass              Total
Floating Rate Notes                                                        B-1                 B-2                Class B
---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                                        1.42000%             1.42000%
Applicable Margin                                                        0.6000%              1.0500%
Applicable Interest Rate                                                2.02000%             2.47000%
Day Count                                                                Act/360              Act/360
Actual Number of Days                                                         30                   30
Interest Amount Payable                                               106,619.76           139,402.11
Step-up Interest Amount Payable                                         NA                  NA
---------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                                   106,619.76           139,402.11           246,021.87
---------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                            15-Jul-13            15-Jun-08
Excess Amortisation Date                                               17-Aug-98            15-Aug-00
---------------------------------------------------------------------------------------------------------------------------
Original Balance                                                   85,000,000.00        80,000,000.00
Opening Outstanding Principal Balance                              63,338,471.38        67,725,720.48       131,064,191.86
---------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                                     82.22%               98.90%
Pool Factors                                                              75.55%               97.13%
---------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                              36,217.32            38,725.97            74,943.29
Scheduled Principal Payment                                           354,481.42           272,108.52           626,589.94
Supplemental Principal Payment                                                 -                    -                    -
---------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                                   390,698.74           310,834.49           701,533.23
---------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
---------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                              62,947,772.64        67,414,885.99       130,362,658.63
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                              Subclass            Subclass                Total
Floating Rate Notes                                                              C-1                 C-2                 Class C
----------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                                              1.42000%            1.42000%
Applicable Margin                                                              1.3500%             2.0500%
Applicable Interest Rate                                                      2.77000%            3.47000%
Day Count                                                                      Act/360             Act/360
Actual Number of Days                                                               30                  30
Interest Amount Payable                                                     184,088.05          221,196.87
Step-up Interest Amount Payable                                               NA                  NA
----------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                                         184,088.05          221,196.87             405,284.92
----------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                                  15-Jul-13           15-Jun-08
Excess Amortisation Date                                                     17-Aug-98           15-Aug-00
----------------------------------------------------------------------------------------------------------------------------------
Original Balance                                                         85,000,000.00       80,000,000.00
Opening Outstanding Principal Balance                                    79,749,334.52       76,494,595.65         156,243,930.17
----------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                                           98.35%              98.24%
Pool Factors                                                                    93.65%              95.43%
----------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                                            -                   -                      -
Scheduled Principal Payment                                                 243,120.65          249,348.13             492,468.78
Supplemental Principal Payment                                                       -                   -                      -
----------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                                         243,120.65          249,348.13             492,468.78
----------------------------------------------------------------------------------------------------------------------------------
Redemption Amount                                                                    -                   -
- amount allocable to principal                                                      -                   -
- amount allocable to premium                                                        -                   -
----------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                                    79,506,213.87       76,245,247.52         155,751,461.39
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------

Fixed Rate Notes                                                D-2

----------------------------------------------------------------------------
Applicable Interest Rate                                           8.50000%
Day count                                                          30 / 360
Number of Days                                                           30
Interest Amount Payable                                          708,333.33
----------------------------------------------------------------------------
Total Interest Paid                                              708,333.33
----------------------------------------------------------------------------
Expected Final Payment Date                                       15-Mar-14
Excess Amortisation Date                                          15-Jul-10
----------------------------------------------------------------------------
Original Balance                                             100,000,000.00
Opening Outstanding Principal Balance                        100,000,000.00
----------------------------------------------------------------------------
Extended Pool Factors                                               100.00%
Expected Pool Factors                                               100.00%
----------------------------------------------------------------------------
Extended Amount                                                           -
Expected Pool Factor Amount                                               -
Surplus Amortisation
----------------------------------------------------------------------------
Total Principal Distribution Amount                                       -
----------------------------------------------------------------------------
Redemption Amount                                                         -
- amount allocable to principal                                           -
                                                       ---------------------
- amount allocable to premium                                             -
----------------------------------------------------------------------------
Closing Outstanding Principal Balance                        100,000,000.00
----------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                                        15-Jan-03
Current Calculation Date                                     9-Jan-03
Previous Payment Date                                       15-Jan-03
Previous Calculation Date                                    9-Jan-03
===============================================================================

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                            15-Jan-03
End of Interest Accrual Period                              17-Feb-03
Reference Date                                              13-Jan-03

------------------------------------------------------------------------------------------------------------------------------------

                                               A-2           A-3           A-4          B-1           B-2         C-1           C-2

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                            1.37000%      1.37000%      1.37000%     1.37000%      1.37000%     1.37000%    1.37000%
Applicable Margin                            0.3200%       0.4600%       0.5200%      0.6000%       1.0500%      1.3500%     2.0500%
Applicable Interest Rate                     1.6900%       1.8300%       1.8900%      1.9700%       2.4200%      2.7200%     3.4200%
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------

Fixed Rate Notes                              D-1

-----------------------------------------------------

Actual Pool Factor                           100.00%

-----------------------------------------------------

--------------------------------------------------------------------------------

7. Payments per $1,000 Inital Outstanding Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                       A-2           A-3           A-4          B-1           B-2         C-1           C-2

------------------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance     123,134.00    545,684.13    147,959.56    63,338.47     67,725.72    79,749.33   76,494.60
Total Principal Payments                    2,444.70             -             -       390.70        310.83       243.12      249.35
Closing Outstanding Principal Balance     120,689.30    545,684.13    147,959.56    62,947.77     67,414.89    79,506.21   76,245.25

Total Interest                                178.54      1,082.27        239.20       106.62        139.40       184.09      221.20
Total Premium                                0.0000%       0.5000%       0.0000%      0.0000%       0.0000%      0.0000%     0.0000%
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------

(b) Fixed Rate Notes                         D-2

-----------------------------------------------------

Opening Outstanding Principal Balance     100,000.00
Total Principal Payments                           -
Closing Outstanding Principal Balance     100,000.00

Total Interest                                708.33
Total Premium                                      -

-----------------------------------------------------

                                                                   Item 24


                               POWER OF ATTORNEY


     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in-Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.


Dated: 24 July 2002                         /s/ G. Adrian Robinson
                                            ------------------------
                                            G. Adrian Robinson

                                            Witness: /s/ B. C. Robins



Dated: 24 July 2002                         /s/ Peter Sokell
                                            ------------------------
                                            Peter Sokell

                                            Witness: /s/ B. C. Robins



Dated: 24 July 2002                         /s/ Kenneth N. Peters
                                            ------------------------
                                            Kenneth N. Peters

                                            Witness: /s/ B. C. Robins



Dated: 24 July 2002                         /s/ M. John McMahon
                                            ------------------------
                                            M. John McMahon

                                            Witness: /s/ B. C. Robins



Dated: 9 August 2002                        /s/ Sean Brennan
                                            ------------------------
                                            Sean Brennan

                                            Witness: Marian Kennedy